VIA EDGAR

July 6, 2015

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
10-0 F. Street, N.E.
Washington, D.C. 20549

Re:    Dunkin’ Brands Group, Inc.
Form 10-K for the Year Ended December 27, 2014
Filed February 19, 2015
Form 8-K dated April 23, 2015
File No. 001-35258

Dear Ms. Raminpour,

On behalf of Dunkin’ Brands Group, Inc. (the “Company”), set forth below is the Company’s response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 25, 2015 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 27, 2014 filed by the Company on February 19, 2015 and the Company’s Form 8-K dated April 23, 2015. The Staff’s comments, as set forth in the Comment Letter, and the Company’s responses are set forth below.

Form 10-K for the Year Ended December 27, 2014

Item 6. Selected Financial Data, page 26

1.
We note your presentation of franchisee-reported sales in your table of selected financial data. Please revise your disclosure in footnote (11) to clearly state that franchisee reported sales are not your revenues and are not included in your consolidated financial statements and that it is an operating measure used by management. Include the reason for why you include the operating measure in the table.

Response to Comment 1:

The Company acknowledges the Staff’s comment and confirms that, in response to this comment, the Company will revise the applicable footnote disclosure in future filings to include the following disclosure:

Franchisee-reported sales include sales at franchisee-operated restaurants, including joint ventures. While we do not record sales by franchisees or licensees as revenue and such sales are not included in our consolidated financial statements, we believe that this operating measure is important in obtaining an understanding of our financial performance. We believe franchisee-reported sales information aids in understanding how we derive royalty revenue and in evaluating our performance relative to competitors.

Form 8-K filed April 23, 2015

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1

2.
We note that you present certain non-GAAP measures in your first quarter highlights bulleted at the top of your earnings release, including adjusted operating income, adjusted operating income margin and diluted adjusted EPS without providing the most directly comparable GAAP measurement in this section. As required by Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise your presentations and discussions to include with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms that, in response to this comment, to the extent the Company presents non-GAAP measures in the bulleted highlights at the top of future earnings releases, it will include with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

3.
We also note that the first line presented in your table of First Quarter 2015 Key Financial Highlights is franchisee reported sales. Since franchisee sales are not your revenues and you did not generate them, please provide footnote disclosure clearly stating this is an operating measure and these sales are not included in your financial statements.

Response to Comment 3:

The Company acknowledges the Staff’s comment and confirms that, in response to this comment, the Company will include the footnote disclosure referred to in response to Comment 1 above in future earnings releases that present franchisee reported sales in the table of key financial highlights for the quarter.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. Should you have any questions about this letter or require any further information, please call me at (781) 737-3000 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Very Truly Yours,

DUNKIN’ BRANDS GROUP, INC.

By:	/s/ Paul Carbone
Paul Carbone
Chief Financial Officer

cc:	Nigel Travis, Chairman and Chief Executive Officer
Rich Emmett, Chief Legal and Human Resources Officer & Corporate Secretary
Michael Hines, Chairman of Audit Committee
Andrew Sage, Audit Partner, KPMG LLP
Craig Marcus, Partner, Ropes & Gray LLP

130 Royall Street Canton, MA 02021	p 781-737-3000 f 781-737-4000